January 3, 2005

Employment Agreement

     This Employment Agreement between The Jenex Corporation and Donald F. Felice is effective for a two (2) year period beginning January 1, 2005 and ending December 31, 2006.  Mr. Felice will serve as Vice President and CFO of the Corporation.  Mr. Felice’s duties and responsibilities will be at the direction of the President and include but not limited to manufacturing operations and ISO Quality Systems.

     Mr. Felice’s compensation for the two-year period will be as follows:

January 1, 2005 through December 31, 2006

$12,000.00USD/month

     During this two-year contractual period the President and/or Board of Directors may attach an addendum to this agreement establishing Incentive Bonuses for completion of specific tasks.

     Mr. Felice will be provided with a Company vehicle (lease payment limited to $800.00USD per month) and an expense account to cover all expenses necessary to carry out his duties.  The Corporation will provide medical insurance coverage and cover medical expenses incurred up to $8,000.00 USD per year as a fringe benefit..

     This Agreement is binding on the Corporation and any successor Corporation that may arise through merger, acquisition, or any other type of corporate restructuring.

Signed:

The Jenex Corporation

Donald F. Felice

__________________________

________________________

Director

__________________________

Director

Date:

January 3, 2004

940 Sheldon Court, Suite 207, Burlington, Ontario L7L 5K6 Canada

Telephone:  905-632-3830     Fax:  905-632-3774  Email:  jenex@sprint.ca